wescast industries inc.

WESCAST ANNOUNCES NEW CHIEF FINANCIAL OFFICER

BRANTFORD, Ontario, June 19, 2003 – Wescast Industries Inc. (Nasdaq:WCST; TSX: WCS.A) is pleased to announce that Mr. Gordon E. Currie has accepted the position of Vice President and Chief Financial Officer effective July 28, 2003.

Mr. Currie was most recently Vice President, Treasurer and Chief Financial Officer of a Canadian owned publicly traded company.  Mr. Currie has a 23 year demonstrated track record of superior financial management of large multi-national manufacturing organizations.  He has experience in evolving OSC, TSX and SEC regulatory requirements as well as strategic and merger and acquisition experience that augment his financial background.

“We’re very happy to have Gordon’s expertise on board.  His broad background in finance and strategy and his experience in international environments will prove invaluable as we continue to grow,” said Ray Finnie, President and Chief Executive Officer of Wescast.

Mr. Currie holds a B.A. from the University of Western Ontario and an MBA from the University of Toronto along with a designation in Certified Cash Management and the designation of Certified General Accountant.

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs.  Wescast recently entered the suspension and brake component market through the acquisition of Georgia Ductile.  It has sales and design centres in Canada, the United States, Germany and the United Kingdom, and sales representation in France and Japan. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan.  It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders.  These statements may be identified by words such as "believe,” "anticipate," "project,” “expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied.  These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission.  Wescast undertakes no obligation to update any of these forward-looking statements.

For further information please contact:

Mr. Ray Finnie

President & CEO

Wescast Industries Inc.

(519) 750-0000